RECEIPT

TRANSGLOBE ENERGY CORPORATION

This is the receipt of the Alberta Securities Commission for the Short Form Prospectus of the above Issuer dated February 17, 2009 (the prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia and Québec. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

February 18, 2009

"Agnes Lau"
Agnes Lau
Associate Director, Corporate Finance

SEDAR Project # 01373619

4TH FLOOR, 300 - 5TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3C4 TEL: 403.297.6454 FAX: 403.297.6156
www.albertasecurities.com